UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14483

Telemig Celular Participações S.A.
(Exact name of registrant as specified in its charter) Rua Levindo Lopes, 258 - Funcionários Cep: 30.140-170 - Belo Horizonte (MG) - Brazil Telephone: +55 31 9933-3931
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares without par value Preferred shares without par value (“Preferred Shares”) Depositary shares, each representing 2 Preferred Shares
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Telemig Celular Participações S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 15, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Cristiane Barretto Sales
Name:	Cristiane Barretto Sales
Title:	Investor Relations Officer